Steve Liaci - Director

Steve Liaci, Director of Love Sun Body, LLC has 23 years of sales and management experience in the medical equipment industry. Steve graduated Gettysburg College in 1992 with a degree in Spanish/Latin American Studies and worked as a sales representative at Garden State Business Machines selling Sharp electronics products from 1992-1993. After Garden State Business Machines, Steve worked at Abbott Laboratories as a medical sales representative from 1994 to 1996 selling antibiotic and antihypertensive medications. In 1997 Steve began selling wheelchairs/accessories and hospital beds for ROHO, a division of Permobil, where he was employed as a Divisional District Manager of medical equipment until June 1, 2016. In 2018, Steve joined Invacare in 2016 as a Rehab Sales Specialist. For enjoyment, Steve has been training on piano for the last 8 years and enjoys performing for select groups.